FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2015
Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA COMPLETES ACQUISITION OF RIGHTS TO ACTAVIS' BRANDED RESPIRATORY PORTFOLIO IN THE US AND CANADA

Acquisition strengthens AstraZeneca's aclidinium respiratory franchise and adds immediate revenues with long-term growth potential

AstraZeneca today announced that it has completed the transaction to acquire the rights to Actavis' branded respiratory business in the US and Canada.

As previously announced, the strategic transaction strengthens AstraZeneca's respiratory franchise globally and builds on the acquisition of Almirall's respiratory portfolio in 2014 by extending the company's development and commercialisation rights into the US for both Tudorza Pressair and Duaklir Genuair.

AstraZeneca owns the development and commercial rights in the US and Canada to TudorzaTM PressairTM (aclidinium bromide inhalation powder), a twice-daily long-acting muscarinic antagonist (LAMA) for chronic obstructive pulmonary disease (COPD), and to Daliresp® (roflumilast), the only once-daily oral PDE4 inhibitor currently on the market for COPD, in the US. AstraZeneca also owns the development rights in the US and Canada for LAS40464, the combination of a fixed dose of aclidinium with formoterol long acting beta agonist (LAMA/LABA) in a dry powder inhaler, which is approved in the EU under the brand name Duaklir® Genuair®.

On completion of the acquisition, AstraZeneca is paying Actavis $600 million of initial consideration and agreed to pay low single-digit royalties above a certain revenue threshold. AstraZeneca has also paid Actavis an additional $100 million for a number of contractual consents and approvals, including certain amendments to the ongoing collaboration agreements between AstraZeneca and Actavis.

About Tudorza Pressair
Tudorza Pressair (aclidinium bromide inhalation powder) 400 mcg is an anticholinergic indicated for the long-term maintenance treatment of bronchospasm associated with chronic obstructive pulmonary disease (COPD), including chronic bronchitis and emphysema. When given by inhalation, aclidinium produces bronchodilation by inhibiting the muscarinic M3 receptor in the airway smooth muscle. Aclidinium is rapidly hydrolyzed in human plasma into two major inactive metabolites.

Tudorza is administered using a multiple-dose dry powder inhaler, Pressair, which delivers 60 doses of aclidinium bromide powder for inhalation. The Pressair inhaler has a colored control window and audible "click" which confirm successful inhalation of the dose and a dose indicator to let patients know how many doses remain in the inhaler.

About Daliresp
Daliresp (500mcg) is a selective PDE4 inhibitor that is indicated as a treatment to reduce the risk of exacerbations in patients with severe COPD associated with chronic bronchitis and a history of exacerbations. Daliresp is a once-daily oral tablet and is the first and only selective PDE4 inhibitor approved by the FDA.

While the specific mechanism by which Daliresp exerts its therapeutic action in COPD patients is not well defined, it is thought to be related to the effects of increased intracellular cyclic AMP in the lung cells. Daliresp is not a steroid, is not a bronchodilator and is not indicated for the relief of acute bronchospasm.

About COPD
COPD (chronic obstructive pulmonary disease) is a progressive disease associated mainly with tobacco smoking, air pollution or occupational exposure, which can cause obstruction of airflow in the lungs resulting in debilitating bouts of breathlessness. It affects an estimated 300 million people worldwide and is predicted to be the third leading cause of death by 2020. Although COPD is widely regarded as a disease of the elderly, 50 per cent of patients are estimated to be between 50 and 65 years of age, meaning half of the COPD population is likely to be affected at a stage in their life when they are at the peak of their earning potential and are likely to have major family responsibilities.

About Actavis
Actavis Plc (NYSE:ACT), headquartered in Dublin, Ireland, is a unique specialty pharmaceutical company focused on developing, manufacturing and commercializing high quality affordable generic and innovative branded pharmaceutical products for patients around the world.

Actavis markets a broad portfolio of branded and generic pharmaceuticals and develops innovative medicines for patients suffering from diseases principally in the central nervous system, gastroenterology, women's health, urology, cardiovascular, respiratory and anti-infective therapeutic categories. The Company is an industry leader in product research and development, with one of the broadest brand development pipelines in the pharmaceutical industry, and a leading position in the submission of generic product applications. Actavis has commercial operations in more than 60 countries and operates more than 30 manufacturing and distribution facilities around the world.

For more information, visit Actavis' website at www.actavis.com.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler                                           +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                                         +44 20 7604 8037 (UK/Global)
Ayesha Bharmal                                         +44 20 7604 8034 (UK/Global)
Michele Meixell                                           +1 302 885 2677 (US)

Jacob Lund                                                  +46 8 553 260 20 (Sweden)

Investor Enquiries
Thomas Kudsk Larsen                              +44 20 7604 8199                     mob: +44 7818 524185
Karl Hård                                                     +44 20 7604 8123                  mob: +44 7789 654364
Eugenia Litz                                                +44 20 7604 8233                      mob: +44 7884 735627
Craig Marks                                                +44 20 7604 8591                      mob: +44 7881 615764
Christer Gruvris                                         +44 20 7604 8126                      mob: +44 7827 836825

03 March 2015

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 03 March 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary